SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 8, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

 Buenos Aires, September 7th 2009

To:
Comisión Nacional de Valores

Please find attached hereto the notice informing the payment of the cash dividend as approved by the Shareholders’ Meeting and the Board of Directors’ Meeting held on April 21st 2009 and September 4th 2009, respectively.

Sincerely,

 Payment of Cash Dividend

We hereby inform the Shareholders that, pursuant to the resolutions adopted by the General and Special Shareholders’ Meeting and the Board of Directors’ Meeting held on April 21st 2009 and September 4th 2009, respectively, as from September 15th 2009 the Bank shall proceed to pay the shareholders registered in the Book of Shares of the Bank as of September 14th 2009, the cash dividend for an amount of AR $ 148,334,320.25 (representing 25% of the outstanding capital stock of AR $ 593,337,281).

From the total amount of dividends to be distributed, the amount of AR $ 139,834,320.25 derives from the results of the fiscal year 2008, and the balance ($ 8,500,000) derives from retained earnings originated during the fiscal year 2007.

The above mentioned distribution is not subject to the 35% withholding provided for in the section added after section 69 of the Argentine Income Tax Law because the distributed dividends do not exceed the income determined in accordance with the general provisions of such law.

Such cash dividend shall be made available to the relevant shareholders as from the above mentioned date, at Caja de Valores S.A., located at 25 de Mayo 362, Capital Federal, Mondays to Fridays, from 10 am to 3 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 8, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director